

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2018

Paul W. Graves
Chief Executive Officer
FMC Lithium USA Holding Corp.
c/o FMC Corporation
2929 Walnut Street
Philadelphia, PA 19104

> **Re: FMC Lithium USA Holding Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 22, 2018**
> **CIK No. 1742924**

Dear Mr. Graves:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed June 22, 2018

General, page i

1. Please explain how your transaction complies with Section 5 of the Securities Act. Please address any exemptions or exclusions from registration that the parties involved intend to rely on for each step of the public distribution, which will commence in unregistered form with the issuance of Lithium's common stock to the debt exchange parties. In your analysis, please also address the basis for registering the IPO transaction prior to completion of the debt/equity swap, particularly in light of the absence of formalized

agreements to bind the debt exchange parties and the fact that the price of the shares issuable in connection with the swap is dependent upon the IPO price. To the extent FMC may be deemed to be engaged in an indirect primary offering of your shares, please address the impact of that determination under the federal securities laws. In addition, assuming compliance with Section 5, please address whether the transaction should be recharacterized as a resale by the initial debt exchange parties following completion of the debt exchange and how you determined that FMC is properly characterized as a selling shareholder in an offering by its wholly-owned subsidiary since parents of issuers generally have enough of an identity of interest with the issuer so as not to be able to make secondary offerings of the issuer's securities.

2.   We note that FMC plans to distribute all the shares of Lithium's common stock that it continues to own after the offering by means of a spin-off to holders of FMC's common stock. Please provide us with an analysis addressing how FMC will comply with its obligations under Section 5 of the Securities Act with respect to the distribution of Lithium's shares of common stock. Please refer to Staff Legal Bulletin 4 (CF) for guidance.

3.   Please discuss in greater detail the nature of the FMC debt that is being exchanged for shares of common stock and please identify the debt exchange parties.

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

5.   Please revise your registration statement to include a description of how and when a company may lose EGC status.

Prospectus Summary, page 1

6.   Please revise to ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information.

Base Lithium Compounds, page 65

7.   We note you generally discuss supply and demand for base lithium compound markets in this section. Please modify your filing to provide a chart or graph presenting the 5-year historical pricing for your lithium carbonate and lithium chloride compounds, along with the standard quality specifications for these base lithium compounds.

Product Manufacturing and Sales, page 81

8.   Please clarify your annual production capacity for your operations and disclose your annual production, along with any external purchases of lithium carbonate. See

Instruction 3 to Item 102 of Regulation S-K.

Our Customers, page 83

9.   We note your disclosure that one customer accounted for approximately 14% of your total revenue in 2017 and your ten largest customers accounted in aggregate for approximately 45% of your revenue in 2017. We also note your disclosure that in 2017 approximately 70% of your revenue was generated under long term agreements with terms ranging from 2 to 5 years in length. Please revise your disclosure to state whether your largest customer and ten largest customers are parties to such long-term agreements.

Salar Del Hombre Muerto, page 86

10.   Please disclose the information required under paragraph (b) of Industry Guide 7 for your material properties listed under this heading. For each material property, please include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- If applicable, provide a clear statement that the property is without known reserves and your proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Mineral Concession Rights, page 87

11.   We note your disclosure on page 88 regarding an amendment to the agreement between MdA and the Catamarca province pursuant to which the contribution and royalty amount will equal 2% of sales of products in a given month measured at the higher of MdA's average invoice price or an average international price for similar products, net of tax. We further note your disclosure regarding the total payments to Catamarca province in 2016 and 2017 prior to the amendment. Please revise your disclosure to state what the amounts paid in 2016 and 2017 would have been had the amendment been in effect.

Reserves, page 89

12.   Please expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss their qualifications.

13.   Please disclose the exploration state of your properties and disclose that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

Registration Rights Agreement, page 116

14.   Please disclose whether there will be any maximum cash penalties under the registration rights agreement you intend to enter into with FMC immediately prior to the completion of this offering. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Combined Financial Statements
General, page F-1

15.   You disclose on page 23 that you warrant to your customers that your products conform to mutually agreed product specification. As such, please tell us what consideration you gave to presenting a summary of the warranty liability activity for each period presented. Refer to ASC 460-10-50-8.

Combined Statements of Cash Flows, page F-6

16.   Please breakout for each period presented the "change in other operating assets and liabilities, net" line item in the cash provided by operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not generally appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate. Please also revise your disclosure on pages 57 and 58.

Note 2: Basis of Presentation, page F-8

17.   For each period presented, please present an analysis of your transactions with FMC Corporation by providing a listing of the transactions, and, if applicable, average balances due to/from your parent as required by SAB Topic 1:B:1 question 4.

Note 16: Segment Information, page F-33

18.   We note that your presentation of geographic long-lived assets on page F-34 excludes deferred income taxes and other assets; however, it is not clear how long-lived assets as presented here agrees to the amounts presented on your balance sheets. Please advise or revise.

Note 18: Subsequent Events, page F-35

19.   Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

    You may contact Jeff Gordon (Staff Accountant) at 202-551-3866 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Jay Ingram (Legal Branch Chief) at 202-551-3397 with any other questions.

                                            Division of Corporation Finance
                                            Office of Manufacturing and
                                            Construction

cc: Michael Kaplan